Exhibit 21.1

Subsidiaries of Foresight Energy Partners LP

Name	Jurisdiction of Organization
Foresight Energy LLC	Delaware
Foresight Energy Services LLC	Delaware
Foresight Energy Employee Services Corporation	Delaware
Foresight Coal Sales LLC	Delaware
Foresight International Coal Sales Limited	United Kingdom
Hillsboro Energy LLC	Delaware
Macoupin Energy LLC	Delaware
Oeneus LLC d/b/a Savatran LLC	Delaware
Seneca Rebuild LLC	Delaware
Sugar Camp Energy, LLC	Delaware
Williamson Energy, LLC	Delaware